FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2003.

Total number of pages: 5.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number

1. [Nomura Holdings, Inc. Announces Exercise Price of Stock Acquisition Rights (Shinkabu-Yoyaku-Ken) Issued as Stock Options]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:	July 23, 2003

Tokyo, 22 July 2003

Nomura Holdings, Inc. Announces Exercise Price of Stock Acquisition

Rights (Shinkabu-Yoyaku-Ken) Issued as Stock Options

Nomura Holdings, Inc. (The Company) hereby serves notice that the exercise price of the stock acquisition rights to be issued as stock options and other related items was determined on the date hereof pursuant to the resolution passed at the meeting of the Executive Management Board held on July 11, 2003. See details as attached.

Exercise Price of Stock Acquisition Rights and Other Related Items

1.	Issue Date of Stock Acquisition Rights

July 22, 2003

2.	Total Number of Stock Acquisition Rights to be Issued

2,252 stock acquisition rights

(1,000 shares per stock acquisition right)

3.	Type / Number of Shares under Stock Acquisition Rights

2,252,000 shares of NHI common stock

4.	Amount to be Paid upon Exercise of Stock Acquisition Rights

Amount to be paid upon exercise of each stock acquisition right: 1,631,000 yen

Paid-in amount of each share to be issued upon the exercise of the stock acquisition rights (the “Exercise Price”): 1,631 yen

The Exercise Price is determined as the amount which is equal to the product of the closing price of common stock of the Company on the issue date in regular transactions on the Tokyo Stock Exchange, and 1.05. Any fraction less than one (1) yen is rounded up to the nearest yen.

5.	Total Issue Price of Shares Issuable upon Full Exercise of Stock Acquisition Rights

3,673,012,000 yen

6.	Amount Credited in Stated Capital of Issue Price

The amount credited in stated capital of issue price per share is 816 yen.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.